SEVERN TRENT PLC ("THE COMPANY")
INTERIM MANAGEMENT STATEMENT
29 January 2008

Severn Trent today publishes its interim management statement for the period from 1 October 2007 to date.

The Board can confirm that trading has been in line with its expectations, with no material trading events or transactions occurring during the period.

Our outlook also remains consistent with that given in our interim results announcement on 27 November 2007:

The Company is on track to meet the Ofwat determination for operating costs for the full year 2007/08.

The capital programme is proceeding according to plan and we expect that the previously announced efficiencies of around 6% over the Ofwat determination continue to be deliverable over the remaining AMP4 period.

Our focus on continuous improvement is delivering tangible results in our improved performance on leakage management, with a significant reduction in levels of leakage in the period to date compared to the previous financial year. We remain on track to achieve the Ofwat annual target for the year ending 31 March 2008.

Estimates of the gross economic costs associated with the flooding remain unchanged at £25-£35 million, with insurance recovery estimates unchanged at £10-£20 million.

Severn Trent will publish a pre-close period trading statement on 2 April 2008 and announce its preliminary full year results on 5 June 2008.

Enquiries:

Venetia Cooper
Investor Relations Manager
Severn Trent Plc
0121 722 4523

Andrew Marsh
Public Affairs Manager
Severn Trent Plc
0121 722 4555

David Trenchard or Peter Hewer
Tulchan Communications
0207 353 4200